Filed pursuant to Rule 433
Registration No. 333-152892
Supplementing the Preliminary Prospectus Supplement dated June 16, 2009 (To Prospectus dated June 15, 2009)

Assured Guaranty Ltd. Prices Equity Unit Offering and Upsized Common Share Offering

Hamilton, Bermuda — June 18, 2009 — Assured Guaranty Ltd. (“Assured”) (NYSE: AGO) today announced the pricing of its public offerings of common shares and equity units.

Assured agreed to sell 38,500,000 of its common shares at a public offering price of $11.00 per share, or approximately $423.5 million in the aggregate. The common share offering was upsized from $400 million.  In connection with the offering, Assured also granted the underwriters a 30-day option to purchase up to an additional 5,775,000 common shares at the same public offering price.

Assured also agreed to sell 3,000,000 equity units, with an initial stated amount of $50 per unit, or $150 million in the aggregate.  In connection with the offering of equity units, Assured also granted the underwriters a 13-day option to purchase up to an additional 450,000 equity units, or $22.5 million.  The equity units will initially consist of a forward purchase contract and a 5% undivided beneficial ownership interest in $1,000 principal amount 8-1/2% senior note due 2014 to be issued by Assured Guaranty U.S. Holdings, Inc., a subsidiary of Assured.  Under the purchase contract, holders are required to purchase Assured common shares no later than June 1, 2012. The threshold appreciation price of the equity units is $12.93, which represents a premium of 17.5% over the public offering price in the common share offering.  The senior notes will be fully and unconditionally guaranteed by Assured.

The closing of each offering is not contingent on the closing of the other.

Assured intends to use approximately $364 million of the net proceeds from the $573.5 million offerings to pay the cash portion of the purchase price for its acquisition of Financial Security Assurance Holdings, Ltd. (“FSAH”).  The purchase price to be paid by Assured is $364 million in cash (which includes approximately $3 million for the purchase of shares of FSAH held by certain of its directors) and up to 44,567,901 Assured common shares.  Assured also has the option to reduce up to half of the shares otherwise deliverable in exchange for cash at a price of $8.10 a share. Assured will use substantially all of the remaining net proceeds to fully exercise this option.

Upon completion of the offerings, the backstop commitment provided by funds controlled by WL Ross & Co. LLC in connection with Assured’s acquisition of FSAH will no longer be needed by Assured.  Funds controlled by WL Ross & Co. LLC agreed to purchase 3,850,000 common shares in the common share offering.  The offerings are expected to be completed on June 24, 2009.   As previously announced, the acquisition of FSAH is expected to close on July 1, 2009.

Assured Guaranty Ltd.

30 Woodbourne Avenue, 5th Floor	main	441 299 9375	info@assuredguaranty.com	www.assuredguaranty.com
Hamilton HM 08	fax	441 296 1083
Bermuda

Merrill Lynch & Co. and Deutsche Bank Securities Inc. are acting as joint book-running managers for the common share offering and Merrill Lynch & Co. is acting as sole book-running manager for the equity units offering.

The offerings are being made only by means of a prospectus supplement and accompanying prospectus.  Assured has filed a registration statement (including a prospectus and related prospectus supplements for each of the common share and equity units offerings) with the U.S. Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the applicable prospectus supplement and the accompanying prospectus for more complete information about Assured and these offerings. When available, you may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch & Co., Attention:  Prospectus Department, 4 World Financial Center, New York, NY 10080 (1-212-449-1000) (with respect to the common share and equity units offerings) or Deutsche Bank Securities Inc., 100 Plaza One, Second Floor, Jersey City, NJ 07311, (1-800-503-4611) (with respect to the common share offering).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any common shares or equity units, nor will there be any sale of common shares or equity units in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

###

Assured Guaranty Ltd. is a Bermuda-based holding company. Its operating subsidiaries provide credit enhancement products to the U.S. and international public finance, structured finance and mortgage markets.

Any forward-looking statements made in this press release reflect Assured’s current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. For example, Assured’s forward-looking statements, including its statements regarding the FSA closing, could be affected by a significant reduction in the amount of reinsurance ceded by one or more of our principal ceding companies, rating agency action such as a ratings downgrade, difficulties with the execution of Assured’s business strategy, contract cancellations, developments in the world’s financial and capital markets, more severe or frequent losses associated with products affecting the adequacy of Assured’s loss reserve impact of market volatility on the marking to market on our contract written in credit default swap form, changes in regulation or tax laws, governmental actions, natural catastrophes, Assured’s dependence on customers, decreased demand or increased competition, loss of key personnel, technological developments, the effects of mergers, acquisitions and divestitures, changes in accounting policies or practices, changes in general economic conditions, other risks and uncertainties that have not been identified at this time, management’s response to these factors, and other risk factors identified in Assured’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Assured undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investors:

Sabra Purtill, Managing Director, Global Communications and Investor Relations

212-408-6044 or 441-299-9375

spurtill@assuredguaranty.com

Ross Aron

Associate, Investor Relations

212-261-5509

raron@assuredguaranty.com

Media:

Ashweeta Durani, Vice President, Global Communications

212-408-6042 or 917-597-2065

adurani@assuredguaranty.com